Exhibit 12.1

THE COCA-COLA COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended	Year Ended December 31,
	June 29, 2007	2006	2005	2004	2003	2002

(In millions except ratios)
EARNINGS:
Income from continuing operations before income taxes and changes in accounting principles	$ 4,137	$ 6,578	$ 6,690	$ 6,222	$ 5,495	$ 5,499
Fixed charges	201	271	281	232	220	236
Less:
Capitalized interest, net	(7)	(10)	(3)	(1)	(1)	(1)
Equity income, net of dividends	(82)	124	(446)	(476)	(294)	(256)

Adjusted earnings	$ 4,249	$ 6,963	$ 6,522	$ 5,977	$ 5,420	$ 5,478

FIXED CHARGES:
Gross interest incurred	$ 180	$ 230	$ 243	$ 197	$ 179	$ 200
Interest portion of rent expense	21	41	38	35	41	36

Total fixed charges	$ 201	$ 271	$ 281	$ 232	$ 220	$ 236

Ratios of earnings to fixed charges	21.1	25.7	23.2	25.8	24.6	23.2

        As of June 29, 2007, the Company is contingently liable for guarantees of indebtedness owed by third parties in the amount of $263 million. Fixed charges for these contingent liabilities have not been included in the computation of the above ratios, as the amounts are immaterial and, in the opinion of management, it is not probable that the Company will be required to satisfy the guarantees. The interest amount, in the above table, does not include interest expense associated with unrecognized tax benefits.